Exhibit 99.2

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Loar Holdings Inc., and further agree to the filing, furnishing, and/or incorporation by reference of this Joint Filing Agreement (this "Agreement") as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: February 13, 2026

GSO CAPITAL OPPORTUNITIES FUND III LP
By: GSO Capital Opportunities Associates III LLC,
its general partner
By: GSO Holdings I L.L.C., its managing member

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Senior Managing Director

BLACKSTONE PRIVATE CREDIT FUND
By: Blackstone Private Credit Strategies LLC, its
investment manager

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory

BCRED TWIN PEAKS LLC
By: Blackstone Private Credit Fund, its sole member
By: Blackstone Private Credit Strategies LLC, its
investment manager

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory

GSO BARRE DES ECRINS MASTER FUND SCSP
By: Blackstone Europe Fund Management S.à r.l, its manager
By: Blackstone Alternative Credit Advisors LP, its investment manager

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Senior Managing Director

GSO ORCHID FUND LP
By: GSO Orchid Associates LLC, its general partner
By: GSO Holdings III L.L.C., its sole member

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Senior Managing Director

BLACKSTONE CREDIT ORCHID CO-INVEST FUND LP

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Senior Managing Director

BLACKSTONE HOLDINGS FINANCE CO. L.L.C.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

GSO CAPITAL OPPORTUNITIES ASSOCIATES III LLC
By: GSO Holdings I L.L.C., its managing member

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Senior Managing Director

GSO HOLDINGS I LLC

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Senior Managing Director

BLACKSTONE PRIVATE CREDIT STRATEGIES LLC

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory

BLACKSTONE CREDIT BDC ADVISORS LLC

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Senior Managing Director

BLACKSTONE ALTERNATIVE CREDIT ADVISORS LP

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Senior Managing Director

GSO CAPITAL PARTNERS GP L.L.C.

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory

STONECO IV CORPORATION

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

GSO ORCHID ASSOCIATES LLC
By: GSO Holdings III L.L.C., its sole member

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Senior Managing Director

GSO HOLDINGS III L.L.C.

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Senior Managing Director

BLACKSTONE EUROPE FUND MANAGEMENT S.À R.L

By: /s/ Kim Percy
Name: Kim Percy
Title: Manager

By: /s/ William Gilson
Name: William Gilson
Title: Manager

BLACKSTONE HOLDINGS I L.P.
By: Blackstone Holdings I/II GP L.L.C., its general partner

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

BLACKSTONE HOLDINGS I/II GP L.L.C.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

BLACKSTONE HOLDINGS IV L.P.
By: Blackstone Holdings IV GP L.P., its general partner
By: Blackstone Holdings IV GP Management (Delaware) L.P., its general partner
By: Blackstone Holdings IV GP Management L.L.C., its general partner

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

BLACKSTONE HOLDINGS IV GP L.P.
By: Blackstone Holdings IV GP Management
(Delaware) L.P., its general partner,
By: Blackstone Holdings IV GP Management L.L.C.,
its general partner

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

**BLACKSTONE HOLDINGS IV GP
MANAGEMENT (DELAWARE) L.P.**
By: Blackstone Holdings IV GP Management L.L.C.,
its general partner

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

**BLACKSTONE HOLDINGS IV GP
MANAGEMENT L.L.C.**

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

BLACKSTONE INC.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

**BLACKSTONE GROUP MANAGEMENT
L.L.C.**

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman